September 2, 2025

Brent Lucas
Chief Executive Officer
Envoy Medical, Inc.
4875 White Bear Parkway
White Bear Lake, MN 55110

       Re: Envoy Medical, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 27, 2025
           CIK No. 0001840877
Dear Brent Lucas:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Andrew M. Nick, Esq.